News Release
B2Gold Announces Positive Initial Inferred Mineral Resource Estimate
for the Toega Project in Burkina Faso

Vancouver, February 22, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") announces a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso.

Highlights

  Initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 grams per tonne (“g/t”), containing 1,130,000 ounces of gold, indicates the potential to be an open-pittable deposit
  Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep.
  Toega mineralized zone remains open along strike to the north-northeast and down dip
  Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size of the Toega zone, and to further test the new mineralized zone

Initial Resource Estimation Details

The effective date of the Mineral Resource estimate is January 8, 2018. A total of 165 drill holes (37,776 metres of drilling) were used in the estimate. Inferred Mineral Resources are supported by a nominal drill hole spacing of 100 by 100 metres; however, 65% of the reported resource has been drilled to a 50 by 50 metre, or tighter, drill hole spacing.

Inferred Mineral Resources reported at different gold cutoff grades are presented as a sensitivity case.

Sensitivity to Gold Cutoff Grade
Inferred Mineral Resources Reported at variable gold cutoffs within a $1,400 pit shell
Cutoff Grade	Tonnes	Grade	Ounces[1]
g/t Gold		g/t Gold
0.3	22,070,000	1.68	1,190,000
0.4	19,930,000	1.82	1,170,000
0.6	17,530,000	2.01	1,130,000
0.8	16,120,000	2.12	1,100,000
1.0	14,750,000	2.24	1,060,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Mineralization zone models at nominal grade thresholds of 0.2 g/t gold and 0.8 g/t gold were built using lithology, mineralization and structural measurements to control the 3D modeling. Assays were capped at 2.5 g/t within the 0.2 g/t shell and 18.0 g/t within the 0.8 g/t shell. Capping levels were based on statistics and spatial consideration of the high-grade assays. Gold assays were capped prior to compositing to 2 metres. Grade variability within the mineralization zones is relatively low. Block model grades were estimated using Ordinary Kriging within the two mineralization domains.

A total of 6,343 bulk density measurements using the water-displacement method on dried core samples were completed at the project site. For tonnage and metal estimates, densities were estimated to the block model for fresh rocks; density for each regolith type was assigned a constant value.

The Toega Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 86.2% (based on preliminary metallurgical testwork), an assumed pit slope parameter of 50 degrees and preliminary costs based on input from other B2Gold mining operations. Costs used for pit generation are a mining cost of US$2.50 per tonne mined, processing cost of US$10.00 per tonne and G&A cost of US$2.10 per tonne processed.

Mineral Resources have been classified using the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. All tonnage, grade and contained metal content estimates have been rounded. Rounding may result in apparent summation differences between tonnage, grade and contained metal content.

The Mineral Resource estimate was prepared in-house at B2Gold with Tom Garagan, P.Geo., B2Gold’s Senior Vice President of Exploration, serving as the Qualified Person.

Mineral Resources are reported in accordance with NI 43-101 and the 2014 Canadian Institute of Mining, Metallurgy and Petroleum “Definition Standards for Mineral Resources and Mineral Reserves” (CIM Definition Standards). Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Recent Drilling

In 2017, over 20,000 metres of combined reverse circulation and diamond drilling were completed in 72 holes.

Recently, reverse circulation drill hole NKRC039, collared immediately west of the current resource pit boundary, was deepened by diamond drilling and intersected a new zone of mineralization grading 3.24 g/t gold over 22.20 metres, including 14.0 metres at 4.78 g/t gold, starting at a depth of 175.80 metres down hole. Diamond drill hole NKDD092, drilled at the northern end of the resource pit, intersected 32.5 metres, grading 5.09 g/t gold at 306.5 metres down the hole. Diamond drill hole NKDD089, drilled 200 metres down plunge of the main Toega mineralization, intersected an extension to mineralization, grading 5.89 g/t gold over 9.64 metres, starting at a depth of 421.36 metres down hole. Drill hole NKDD080, which returned 4.11 g/t gold over 47.10 metres from 300.91 metres (including 10.0 metres at 7.99 g/t gold) is at the lower boundary of the current resource.

QA/QC on Sample Collection and Assaying

Three laboratories were used for gold assaying of Toega samples, including ALS (Ouagadougou and Johannesburg), Actlabs Burkina Faso SARL and BV Abidjan. Senior project staff periodically visit the assay labs for review of procedures.

Quality assurance and quality control (“QA/QC”) measures on assaying and sample preparation performance include regular insertion of certified reference (CRM), field duplicate, preparation duplicate and blank sample materials prior to submission of samples to the laboratory. Approximately 16% of the samples submitted for assay are QA/QC type samples. QA/QC data is reviewed on a continuous basis and before data is imported into the database. Comprehensive QA/QC reports are generated and reviewed monthly by senior staff. Data imported into the project database are subject to validation which includes checks on surveys, collar coordinates, lithology data and assay data. Quarterly or bi-annual samples are submitted to a secondary lab for check analysis; these results are reviewed upon receipt to mitigate potential biases with the primary assay lab. Sample security measures include moving all samples from the drill site to the Toega camp yard at the end of each drill shift, with sample shipment tracking coordinated between B2Gold and the lab.

Metallurgical Testwork

Initial metallurgical testwork was completed by SGS Minerals Services in Lakefield, Ontario, on two master composites and 12 variability samples. Bench-scale gravity tests using a combination of a Knelson concentrator and Mozley mineral separator, followed by whole ore cyanidation of the gravity tails were used to evaluate the master and variability composites. The testwork produced metallurgical recoveries ranging from 77.1 to 93.2, with an average recovery of 86.2% .

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the exploration information and mineral resource estimate contained in this news release.

John Rajala, P.E., Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the metallurgical information contained in this news release.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world’s new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland. With the large, low-cost Fekola Mine now in production, B2Gold is well positioned in achieving transformational growth in 2018. In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, cash flows, costs and the results of exploration, including, the potential for the Toega deposit to be open-pittable, and the potential for a new mineralized zone at Toega . Estimates of mineral resources and reserves, including the new inferred mineral resource estimate at Toega, are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Note to United States Investors

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release refers to “mineral resources” and “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.